FORM 5 [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and address of Reporting Person* Geele, Michael	2. Issuer Name and ticker or Trading Symbol Gottschalks Inc. (GOT)		6. Relationship of Reporting Person to Issuer (Check all applicable)
(Last) (First) (Middle) c/o: Gottschalks Inc. 7 River Park Place East (Street) Fresno, California 93720 (City) (State) (Zip)	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement for Month/Year December 2002 5. If Amendment, Date of Original (Month/Year)

      Director            10% Owner
X     Officer (give title below)           Other (specify below)
   Senior VP/Chief Financial Officer

7.    Individual or Joint/Group Filing (Check applicable line)
X     Form filed by One Reporting Person
      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date	2A. Deemed Execution Date, if any	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr.3, 4 and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's	6. Ownership Form: Direct (D) or	7. Nature of Indirect Beneficial
	(Month/Day/Year)	(Month/Day/Year)	Code	Amount	(A) or (D)	Price	Fiscal Year (Instr. 3 and 4)	Indirect (I) (Instr. 4)	Ownership (Instr. 4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly
*    If the form is filed by more than one reprting person, see Instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End 0f Year (Instr. 4)	10. Ownership Form of Derivative Security. Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Options to Purchase Common Stock							05/03/2002	05/03/2012		10,000	* $ 2.64		D

Explanation of Responses:

* Options are granted at the market price as of 5/3/02 at $2.64 per share and are exercisable over the next ten years at the rate of 25% per year from date of issue.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff.(a)	/s/ Michael Geele Michael Geele **Signature of Reporting Person	February 13, 2003 Date

©    H.J. Meyer Consulting October 31, 2002